August 28, 2006

VIA EDGAR SUBMISSION Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Ms. Lesli Sheppard, Senior Staff Attorney Mr. Matthew Franker, Staff Attorney

Re:	Maverick Tube Corporation Preliminary Proxy Statement Filed on August 25, 2006 File No. 011-10651
Ladies and Gentlemen:
     On behalf of Maverick Tube Corporation (“Maverick” or the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated August 24, 2006 (the “Comment Letter”) with respect to Maverick’s revised preliminary proxy statement on Schedule 14A, as filed with the SEC on August 14, 2006. Concurrently with the filing of this letter, Maverick is filing a revised preliminary proxy statement (the “Revised Proxy Statement”).
     For the convenience of the Staff, we have set forth the comments contained in the Comment Letter along with the responses of Maverick. All responses in this letter are provided on a supplemental basis.
General
1.	We note your response to comment 2 of our letter dated July 28, 2006. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the proxy statement, and should be in bullet format. See Item 1001 of Regulation M-A. Please revise further and try to limit your term sheet to a page and a half.
RESPONSE: Maverick has revised the “Summary Term Sheet” section of the Revised Proxy Statement in response to the Staff’s comment and taking into account Item 1001 of Regulation M-A and the instructions thereto and the items that the Staff has requested be included in the “Summary Term Sheet” section. We respectfully submit that the “Summary Term Sheet” now includes a description of the material terms of the transaction that stockholders would be accustomed to finding and which provides sufficient information to allow Maverick’s stockholders to understand the essential features and significance of the proposed transaction as well as those items requested to be included by the Staff in its comment letters.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
August 28, 2006

2.	We note you deleted from your summary the treatment of options and restricted stock awards. Please consider adding this information back in. In addition, please disclose the estimated amount of total consideration to be paid for common shares underlying outstanding stock options and restricted stock awards.
RESPONSE: Maverick has supplemented the disclosure in the “Summary Term Sheet” section of the Revised Proxy Statement to include the treatment of options and restricted stock awards and the estimated amount of total consideration to be paid for common shares underlying outstanding stock options and restricted stock.
3.	Please disclose in your summary and on page 35 the identity of those who will be the directors and officers of the company after the merger. We note your disclosure on page 35 that the directors of OS Acquisition immediately prior to the merger will be the initial directors of Maverick and that the officers of Maverick at the effective time of the merger will be the initial officers of OS Acquisition.
RESPONSE: Per our discussions with the Staff, Maverick has supplemented the disclosure in the “Summary Term Sheet” section and on page 35 of the Revised Proxy Statement to include the identities of the current directors of OS Acquisition and current executive officers of Maverick.
Maverick’s Stockholders Will Receive $65 in cash..., page 2
4.	Revise here, and elsewhere as appropriate, to disclose the total amount of merger consideration to be received by Maverick’s stockholders.
RESPONSE: Maverick has supplemented the disclosure in the “Summary Term Sheet” section and elsewhere as appropriate in the Revised Proxy Statement to include the total amount of merger consideration expected to be received by Maverick’s stockholders.
Maverick’s Stockholders Will Have Appraisal Rights, page 3
5.	Please disclose that the failure to vote against the merger constitutes a waiver of appraisal rights. We note your disclosure on page 33.
RESPONSE: Per our discussions with the Staff, Maverick has supplemented the disclosure in the “Summary Term Sheet” section of the Revised Proxy Statement to clarify that a vote “FOR” the merger or the return of a signed but not voted proxy card constitutes a waiver of appraisal rights.
The Merger, page 12
6.	We note your response to comment 7 of our letter dated July 28, 2006. Please describe more specifically what the board considered in determining to pursue a merger transaction in lieu of other strategic alternatives. What did the board consider with respect to the prospects of Maverick if it remained a publicly-owned corporation compared with the industry’s increasing competitive nature?

Securities and Exchange Commission
August 28, 2006

RESPONSE: Maverick has supplemented the disclosure in the “Background of the Merger” section of the Revised Proxy Statement to include additional detail as to the strategic alternatives considered by the board of directors and the factors taken into consideration by the board of directors in choosing to pursue the proposed merger transaction.
Opinion of Maverick’s Financial Advisor, page 16
7.	On page 22, please describe the other analyses that Morgan Stanley considered or delete the reference. We note the second sentence in the forth paragraph and the last sentence of the final paragraph.
RESPONSE: Maverick has revised the disclosure in the “Opinion of Maverick’s Financial Advisor” section of the Revised Proxy Statement to delete the references to other analyses.
Exon-Florio Provision, page 30
8.	Please tell us how and why the parties determined that no voluntary notice was warranted. We may have further comment based on your response.
RESPONSE: We supplementally advise the Staff that Tenaris negotiated for the Exon-Florio closing condition as it was not in a position to fully review Maverick’s business relationships with governmental entities prior to the execution of the merger agreement. Following such review, the parties determined that the transaction presents no national security issue and, as a result, a voluntary notice filing is not warranted in connection with the merger. We further supplementally advise the Staff that Maverick has no contracts with any agency of the U.S. government with national defense responsibilities, and no contracts with any agency that involves any information, technology or data, which is classified. It provides no products or services to the U.S. Department of Defense as a prime contractor, or as a subcontractor at any tier. It produces no products or services that have military applications, no products or technical data that are subject to export control, and no defense articles or services that are subject to control under the International Traffic in Arms Regulations. Finally, Maverick has no facilities that produce products or services for the U.S. Department of Defense, or any facilities that manufacture products or produce services that have military applications.
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     Maverick hopes to commence mailing of the definitive Proxy Statement to stockholders by the end of next week to be in a position to hold a special meeting of the stockholders on October 2, 2006. If you have any questions regarding the foregoing or the Revised Proxy Statement, please contact the undersigned at (312) 853-7238 or Joyce M. Schuldt of Maverick at (636) 733-1863.

Very truly yours, /s/ Frederick C. Lowinger Frederick C. Lowinger

cc:	Joyce M. Schuldt, Esq. Thomas A. Cole, Esq. David J. Zampa, Esq.